EXHIBIT 99.1

TeliaSonera sells Zed to Wisdom Entertainment

STOCKHOLM, Sweden, Aug. 17, 2004 (PRIMEZONE) -- TeliaSonera has reached an agreement in principle to sell its wholly owned Sonera Zed Ltd (Zed) to Wisdom Entertainment, a Spanish interactive media group, for EUR 30 million. The divestment is yet another step in TeliaSonera's strategy to focus on its core business.

The sale is pending the approval of the German Competition Authority and closing is expected within 2-4 weeks.

Zed is an independent aggregator and reseller of digital content to mobile phone users in Europe and Asia. Zed is positioned between the content providers and the mobile network operators in the value chain and provides content aggregation, packaging, marketing and connectivity enabling services. The company provides services in Germany, the UK, Italy, Finland, the Philippines and Malaysia through direct relationship with 23 mobile network operators. In addition, Zed's services are available in Austria, Switzerland and Ireland through connectivity partners.

Wisdom Entertainment brings together a total of eight companies in the interactive multimedia entertainment space. The group's activities include videogames development and distribution, computer-animated film production and mobile content development and distribution. Wisdom Entertainment's subsidiary LaNetro provides similar services to Zed's in Spain and Latin America, and will become a global leader after Zed's acquisition. In April 2004, Apax Partners Funds led a EUR 39 million investment in the group.

For further information journalists can contact: Kim Ignatius, CFO, TeliaSonera AB, +46-(0)8-713 58 30

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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